Mail Stop 3561

December 14, 2005

Via US Mail and Facsimile

Mr. Joao Mauricio Giffoni de Castro Neves
Chief Financial Officer
Companhia De Bebidas Das Americas-Ambev
Rua Dr. Renato Paes de Barros, 1017 – 4th Floor
04530-001 Sao Paulo, SP
Federative Republic of Brazil

> **Re: American Beverage Company-AmBev**
> **Form 20-F for the fiscal year ended December 31, 2004**
> **File No. 001-15194**

Dear Mr. de Castro Neves:

We have reviewed your response dated November 23, 2005 and have the following comment.

Form 20-F for the fiscal year ended December 31, 2004

Financial Statements

Note 24. Summary of Principal Differences between Brazilian GAAP and US GAAP, page F-58

(v) Business combinations, page F-60

1.   We note your response to comment 7 in our letter dated September 12, 2005 and your response to our letter dated October 27, 2005. Please provide the following information:

- Tell us what consideration you gave to paragaraph 9 of SFAS 141.

- As previously requested, please also explain why the substantive participating rights of FAHZ under the AmBev Shareholders' Agreement were determinative in identifying AmBev as the accounting acquirer under SFAS 141. Please address each of the basic factors in paragraph 17 of SFAS 141 in your response. In addressing each factor, state the number of board members each enterprise has the ability to appoint, state the relative voting rights and economic interest of each enterprise, and identify the enterprise whose senior management dominates the senior management of the combined enterprise. In this regard, please do not repeat the information in your filing as your response. For example, if FAHZ has 3 board members and InBev has appointed 5, please state so.

- Clarify how your consideration of all these factors, including the substantive participating rights, resulted in your determination that AmBev was the accounting acquirer. In this regard, we note an unusual or special voting arrangement is only one of the several pertinent facts to be considered.

- We understand InBev accounted for the transaction using the purchase method and has fully consolidated AmBev under IAS 22. Please tell us what consideration, if any, was given to InBev using the purchase method of accounting and fully consolidating AmBev.

Please send us your response to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief